ROYAL BEES COMPANY, INC.

123 W. Nye Lane, Ste. 129

Carson City, NV 89706

July 8, 2013

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attn:  Loan Lauren P. Nguyen

Re:

Royal Bees Company, Inc.

Amendment No. 5 to Registration Statement on Form S-1

Filed June 12, 2013

File No. 333-179461

Dear Ms. Nguyen:

Royal Bees Company, Inc., (the “Company”), has received your comment letter dated June 24, 2013 (“comment letter”) pertaining to the above referenced Amendment No.54 to Registration Statement on Form S-1. Amendment No. 6 to the Form S-1 (“Amendment”) is being filed under separate cover.  The Amendment as filed is marked to show changes.

This letter contains the Company’s responses to the comment letter. To assist the staff of the Commission in completing its review of the Amendment, the numbered paragraphs in this response letter correspond to the numbered paragraphs of the Comment Letter.

Prospectus Cover Page

1.

Please briefly disclose here that you will not receive any proceeds from the sale of your common stock by your selling shareholders. Please also disclose such fact on page 5 of the Prospectus Summary and describe how you will raise additional funding as you will not receive proceeds from this offering to develop your operations. Lastly, disclose the consequences to you if you are unable to raise such additional funding.

Response:

We have added the requested disclosure both on our cover page and on page 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Liquidity and Capital Resources, page 25

2.

Please refer to the seventh paragraph of your disclosure regarding “liquidity and capital resources.” You have disclosed that (A) based upon your burn rate of approximately $2,000 per month and (B) depending on weather conditions during pollination season, you may require up to $25,000 of additional capital.  This disclosure does not appear to contemplate the fact that, as of March 31, 2013, you had outstanding borrowings of $98,297 that are due and payable on December 31, 2013.  As such, please revise/expand your disclosure to (a) identify your outstanding borrowings as a material short-term capital need, (b) discuss your plans/alternatives for addressing this capital need, and (c) discuss the risks associated with the near-term maturity of your outstanding borrowings.  Similarly, revise your disclosure in the fourth risk factor on page 7 of your filing, as appropriate.

Response:

We have added disclosure of our debt, the due date of the debt and our plans for addressing this capital need both under the Liquidity & Capital Resources section and in Risk Factors as requested.

Plan of Operation, page 26

3.

We have reviewed your response to our prior comment 5. However, the second paragraph after your discussion of December activities continues to state “we do not currently have plans to pursue either option as we believe our operating costs can be covered by our revenues for the next 12 months.”  Therefore, we reissue our prior comment.

Response:

We have revised our disclosure to be consistent with our probable need for additional capital.

Security Ownership of Certain Beneficial Owners and Management, page 30

4.

Please revise the first paragraph under this section and update your disclosure as of the “most recent practicable date.” Refer to Item 403 of Regulation S-K.

Response:

We have revised our date to July 8, 2013.

Transactions With Related Persons, Promoters and Certain Control Persons, page 31

5.

We note your response to our prior comment 6. You disclose on page 31 that Mr. Lyashevskiy owns almost 83 percent of your stock and thus it appears that he is your only “major shareholder.” It also appears from your disclosure on page 21 that the loans referenced on page 21 and in Note 7 on page F-10 were made by World Ventures, LLC, an entity that owns less than one percent of your stock.  Please disclose clearly throughout who your “major shareholder” is.

Response:

We believe our disclosure is clear. We only have one major shareholder, Mr. Lyashevskiy. We clearly disclose World Ventures, LLC as a shareholder who has lent us money.

Financial Statements for the Fiscal Year Ended December 31, 2012

Report of Independent Registered Public Accounting Firm, page F-2

6.

We note that the going concern paragraph of the independent registered public accounting firm’s audit opinion indicates that the uncertainty regarding your company’s ability to continue as a going concern is discussed in Note 1 to your financial statements.  However, this uncertainty is actually discussed in Note 2 to your financial statements.  Please revise your filing to include a report from the independent registered public accounting firm that refers to the appropriate footnote in which you discuss the uncertainty regarding your company’s ability to continue as a going concern.

Response:

We have included a revised Report of Independent Registered Public Accounting Firm as requested.

Balance Sheets, page F-3

7.

We note that you have reported your outstanding “notes payable” balances (i.e., borrowings) at December 31, 2012, December 31, 2011, and March 31, 2013 as long-term liabilities.  However, we also note that (A) the borrowings that were outstanding as of December 31, 2012 and March 31, 2013 are due and payable on December 31, 2013 and (B) the borrowings that were outstanding as of December 31, 2011 were due and payable on December 31, 2012 (i.e., until the maturity date was subsequently revised). Given the observations noted above, we believe that the related “notes payable” balances should have been reported as current liabilities at each of the aforementioned balance sheet dates.  Please revise your disclosure accordingly, or advise. In addition, please revise all disclosures regarding your working capital, as appropriate.

Response:

We have reclassified our outstanding notes payable balances to current liabilities at each of the balance sheet dates. We have revised our disclosure accordingly, and we have revised all disclosures regarding working capital as appropriate.

Footnotes to Financial Statements

Note 11 – Subsequent Events, page F-11

8.

You state that during 2013, related parties and stockholders loaned your company $7,155 for operations.  However, based upon your statement of cash flows for the interim period ended March 31, 2013, borrowings during 2013 have totaled $11,685.  Please reconcile the aforementioned disclosures.

Response:

We have revised our disclosures to reflect the appropriate borrowings to agree with the statement of cash flows for the interim period ended March 31, 2013.

The Company hereby acknowledges that:

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

ROYAL BEES COMPANY, INC.

/s/ Vladimir Lyashevskiy

Vladimir Lyashevskiy

President